Global Payments Inc.
3550 Lenox Road NE
30th Floor
Atlanta, GA 30026
USA
770.829.8000

globalpayments.com
September 25, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Robert Shapiro and Lyn Shenk

Re: Global Payments Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-16111

Dear Mr. Shapiro and Mr. Shenk:

We hereby respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated August 27, 2024 (the “Comment Letter”), to the above referenced filing of Global Payments Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

1.Please revise your discussion to quantify factors to which changes are attributed. For revenues, quantify the increased transaction volume resulting from the EVO acquisition, growth in subscription and software revenues, and offsetting decreases due to the disposition of your Consumer Solutions segment. In your revenue discussion, please discuss the extent of the increased revenues due to changes in prices or to changes in the volume or amount of products or services being sold, or to the introduction of new products or services. For cost of service, quantify the impacts of acquisitions, dispositions, and discuss cost of service separately for each reportable segment. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:

The Company advises the Staff that in preparing the disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), the Company carefully considers the requirements set forth in Regulation S-K Item 303, as well as the Staff and Commission’s guidance relative to MD&A disclosures. Consistent with such guidance and the disclosure requirements, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures in drafting the MD&A, while remaining cognizant of avoiding information that could serve to duplicate disclosures.

U.S. Securities and Exchange Commission

When describing multiple factors that affected results, the Company primarily utilizes the following disclosure approach:
•listing the factors in order of magnitude, with the largest factor generally appearing first;
•providing quantitative data where material to an understanding of overall financial results or the relevant change in results; and
•providing qualitative discussion of significant factors that drive period-over-period changes, including use of language that provides context for the relative magnitude of the factors.

We acknowledge the Staff’s comment on discussion of the extent of the increased revenues due to changes in prices or to changes in the volume or amount of products or services being sold, or to the introduction of new products or services. Our revenues are substantially transaction volume driven with services priced as a percentage of transaction value or a specified fee per transaction, depending on the payment type or market. We focus our discussion in MD&A on transaction volume because it is the most relevant driver of our overall revenue growth. The effect on revenue of changes in pricing was not significant for either of our segments for the year ended December 31, 2023. In future filings, we would provide additional disclosure to the extent there are other material factors, including significant effects of changes in pricing, causing, or offsetting, changes in results.

We also acknowledge the Staff’s comment on discussion of cost of service separately for each reportable segment. In consideration of the guidance in Item 303(b)(2) of Regulation S-K, we believe it is relevant to discuss the factors affecting our segment results at the revenue and operating income level based on our determination of the segment profit measure utilized by management, which is consistent with the disclosure in “Note 18 - Segment Information.” Such disclosure in MD&A includes discussion of any material cost trends affecting segment operating income. We believe it is relevant to discuss cost of service at the consolidated level, which includes a discussion of material factors, including consideration of material factors relevant to a particular segment. We do not believe that including a separate discussion of cost of service for each segment is necessary for a user to understand the trends in the business.

In light of the Staff’s comment, in future filings, we will supplement our disclosures in MD&A to include the quantification of significant contributing factors where we describe two or more factors relating to a material change in a financial statement line item to the extent such information is both available and appropriate to enhance investors’ understanding of the magnitude and relative impact of each factor. Presented below for illustrative purposes is an excerpt from the MD&A section of the Annual Report on Form 10-K for the year ended December 31, 2023, marked to show an example of the enhanced disclosure approach we intend to take in our future filings (additions to existing language are in bold and deletions are in ~~strikethrough~~):

Revenues

Consolidated revenues for the year ended December 31, 2023 increased by 7.6% to $9,654.4 million, compared to $8,975.5 million for the prior year. The increase in revenues was primarily due to an increase in transaction volumes, including ~~from the EVO business acquired in 2023~~ an increase of $397.4 million within our technology-enabled distribution channel. The acquired EVO business accounted for approximately 6% of the revenues in the year ended December 31, 2023, and that contribution was largely offset by a reduction in revenues related to the businesses divested in April 2023.

U.S. Securities and Exchange Commission

Merchant Solutions Segment. Revenues from our Merchant Solutions segment for the year ended December 31, 2023 increased by 15.3% to $7,151.8 million, compared to $6,204.9 million for the prior year. The increase in revenues was primarily due to an increase in transaction volumes, including ~~from the EVO business, and~~ an increase of $397.4 million within our technology-enabled distribution channel reflecting growth in subscription and software driven transaction processing volumes ~~revenue~~. The acquired EVO business contributed approximately 8% of 2023 revenues.

Issuer Solutions Segment. Revenues from our Issuer Solutions segment for the year ended December 31, 2023 increased by 6.8% to $2,398.9 million, compared to $2,245.6 million for the prior year. The increase in revenues was primarily due to an increase in transaction volumes.

Operating Expenses

Cost of Service. Cost of service for the year ended December 31, 2023 was $3,727.5 million, compared to $3,778.6 million for the prior year. Cost of service as a percentage of revenues decreased to 38.6% for the year ended December 31, 2023, compared to 42.1% for the prior year. Compared to the prior year, cost of service for the year ended December 31, 2023 decreased primarily due to continued prudent expense management. ~~and inclusion of costs related to the divested businesses for only a portion of the current year. These favorable effects were partially offset by the inclusion of costs for~~ Costs of the acquired EVO business, including the related amortization of acquired intangibles, accounted for approximately 6% of the 2023 costs, and that effect was largely offset by the reduction of costs related to the divested businesses. Cost of service included amortization of acquired intangibles of $1,318.5 million and $1,263.0 million for the years ended December 31, 2023 and 2022, respectively.

Segment Operating Income and Operating Margin

In our Merchant Solutions segment, operating income and operating margin for the year ended December 31, 2023 increased compared to the prior year primarily due to the favorable effect of the increase in revenues, since certain fixed costs do not vary with revenues, and continued expense management. These favorable effects were partially offset by incremental expenses related to continued investment in products, innovation and our technology environments. In addition, the inclusion of EVO had an unfavorable effect of approximately 270 basis points on the Merchant Solutions operating margin for the year ended December 31, 2023 as compared to the prior year.

In our Issuer Solutions segment, operating income and operating margin for the year ended December 31, 2023 increased compared to the prior year primarily due to the favorable effect of the increase in revenues, since certain fixed costs do not vary with revenues, and continued expense management.

Notes to Consolidated Financial Statements
Note 4 - Revenues, page 82

2.We note you disaggregate revenue by geography and reportable segment, both of which are required by ASC 280, Segment Reporting, and you disaggregate Merchant Solutions segment revenue by distribution channel ('relationship-led' and 'technology-enabled'). Please tell us how you considered the requirement of ASC 606-10-50-5 and 55-89 through 55-91 in determining your disclosure of disaggregated revenue from contracts with customers and ASC 280-10-50-40 in disclosing products and services.

U.S. Securities and Exchange Commission

RESPONSE:

We determined our disclosure of disaggregated revenue from contracts with customers in accordance with the guidance in ASC 606-10-50-5 and 55-89 through 55-91. Our evaluation considered a combination of factors, including:
•How economic factors affect the nature, amount, timing and uncertainty of revenues and cash flows,
•How information about revenues has been presented for other purposes, including earnings releases, annual reports, investor presentations and information regularly reviewed by the chief operating decision maker, and
•Examples of categories that might be appropriate and relevant to include.

Based on our evaluation of the factors in ASC 606-10-50-1 and 55-89 through 55-91, we determined that disaggregation based on major geographic region across all segments and distribution channels for the Merchant Solutions segment were the most relevant categories, which align with the example categories per ASC 606-10-55-91(b) and (g), respectively. We also determined it was appropriate to include disaggregation based on the timing of transfer of services per the example in ASC 606-10-55-91(f). We disclose that substantially all of our revenues are recognized over time as opposed to point in time. These categories best represent the level at which management and our investors monitor top line revenue performance, and the level at which management differentiates pricing models and go-to-market approaches across the Company.

More specifically, these categories of disaggregation are consistent with the description of our business included in “Item 1 - Business” on page 5 of the Annual Report on Form 10-K for the year ended December 31, 2023. “Item 1 - Business” includes a description of the key geographic regions in which we operate (with North America and Latin America being viewed and managed collectively as the “Americas”), which is in line with the example category under ASC 606-10-55-91(b). Our disclosure of disaggregated revenues in key geographic regions was also determined to be the appropriate level primarily due to the fact that no individual country outside of the United States generated 10% or more of total net revenues.

Further, the description of the Merchant Solutions segment under “Item 1 - Business” on pages 6-7 of the Annual Report on Form 10-K for the year ended December 31, 2023 describes the nature of the business based on the technology-enabled and relationship-led distribution channels, which is in line with the example category under ASC 606-10-55-91(g). We considered that “Item 1 - Business” further describes the payments services solutions offerings within our distribution channels. Those offerings, including integrated solutions, vertical markets software solutions, ecommerce and omnichannel within our technology-enabled distribution channel, are the means by which we market our services in support of the broader distribution channel strategy. The revenues associated with these payments services solutions offerings are primarily affected by the same economic factors as our reported categories of disaggregated revenue, and these payments services solutions offerings do not significantly differ in the nature, amount, timing, and uncertainty of revenues and cash flows. We therefore concluded that these additional service offerings are not categories of revenue to be disaggregated in our presentation.

Further, our organizational structure aligns with and supports our determination of these disaggregated revenue categories in that the information regularly reviewed by our Chief Operating Decision Maker and our segment leaders includes performance at a geographic level, as well as at the distribution channel level across our Merchant Solutions businesses.

U.S. Securities and Exchange Commission

We separately evaluated the examples of other potential disaggregation categories, such as type of customer, type of contract or contract duration, and determined that these types of categories are not relevant based either on the nature of our business or how management and other stakeholders view the business, or they do not have significant variations or subsets of revenue that drive different economic effects on revenues or cash flows. We also concluded there was no additional relevant disaggregation for our Issuer Solutions business, as this business is primarily comprised of a comprehensive set of payment solutions provided to a relatively small number of large financial institutions under long-term contracts.

Finally, in evaluation of the additional guidance under ASC 280-10-50-40, we determined that the payments technology solutions we provide to our customers represent one core category of similar service offerings. While our offerings include a variety of underlying payments services and software solutions to meet the specific needs of our customers, as a payments technology service provider, we provide a comprehensive set of service offerings that enable our customers to accept payments and integrate those payments into their broader business model through integrated software solutions. Therefore, whether we are processing individual transactions or providing the related software solutions that enable our customers to integrate and streamline commerce within their businesses, our obligation to the customer is to stand ready to provide continuous access to our payments technology solutions and process the underlying payments transactions. With respect to our payment technology solutions, we view our payment services and software solutions obligations to comprise a series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer, and we measure revenues on a daily basis based on the services that are performed on that day. We also considered the nature and magnitude of our equipment in evaluating whether it represents a separate product for disclosure under this guidance. Equipment represents an ancillary product that is part of the broader primary payments technology solution sold to our customers. The amount of revenue recognized related to equipment has not been material for any period (less than 5% of net revenues), and these equipment sales are included within the “point in time” revenue amount in our disaggregated revenue disclosure. We therefore determined separate disclosure under ASC 280-10-50-40 was not required.

As noted above, management considers the application of ASC 606-10-50-5 and 55-89 through 55-91 to our business on a quarterly basis. Management will continue to review disaggregated revenue and segment disclosures and the requirements of ASC 606 and ASC 280 as required and continue to consider appropriate adjustments to our disclosure of revenue. As our business evolves, and, if appropriate or necessary, we will update our financial statement disclosures at such time.

If you have any questions, please do not hesitate to contact me at (404) 926-9620.

Very truly yours,
/s/ Joshua J. Whipple
Joshua J. Whipple Chief Financial Officer